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                                                                     EXHIBIT 3.3


                AMENDMENT OF THE BYLAWS OF BEST SOFTWARE, INC.
                ADOPTED AT A MEETING HELD ON JANUARY 11, 2000




        Article V of the Bylaws of the Corporation has been amended to add a new
Section 5 as follows:

        Section 5 - Control Share Acquisition Statute:

        Article 14.1 of the Virginia Stock Corporation Act shall not apply to acquisitions of shares of capital stock of the Corporation.